UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28710/April 22, 2009

_____
In the Matter of   :
                                        :
FFTW FUNDS, INC.   :
200 Park Ave.   :
46th Floor   :
New York, NY 10166   :
                                        :
(811-5796)   :
                                        :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

FFTW Funds, Inc. filed an application on March 5, 2009, and an
amendment on March 27, 2009, requesting an order under section 8(f)
of the Act declaring that it has ceased to be an investment company.

On March 27, 2009, a notice of filing of the application was issued
(Investment Company Act Release No. 28680). The notice gave
interested persons an opportunity to request a hearing and stated
that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and
the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the
information set forth in the application, as amended, that applicant
has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under
delegated authority.

                              Florence E. Harmon
                               Deputy Secretary